AVG TECHNOLOGIES N.V.

 AVG TECHNOLOGIES N.V.

Notice of Extraordinary General Meeting of Shareholders

The Extraordinary General Meeting of Shareholders (EGM) of AVG Technologies N.V., having its official seat in Amsterdam, the Netherlands (the Company), will be held on 30 July 2013 at 09:30 a.m. CET, at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam in the Netherlands. The language of the meeting will be English.

AGENDA

The agenda of the meeting includes the following items:

1	Opening and announcements
2	Appointment of Mr. Esser as Supervisory Board member*
3	Appointment of external auditor*
4	Designation of the Management Board as competent body to issue shares*
5	Designation of the Management Board as competent body to limit or exclude pre-emptive rights*
6	Authorization of the Management Board to repurchase shares*
7	Questions
8	Close

The items marked * are voting items. The EGM will vote on these matters regardless of the number of shareholders present and of the number of shares represented, and resolutions in favour of these agenda items will be adopted by a simple majority of the votes validly cast by shareholders present or represented, except for item 5 which requires a two-third majority if less than one-half of the Company's issued share capital is represented at the meeting.

Copies of the full agenda, including explanatory notes, and the particulars of Mr. Esser are available for inspection, and can be obtained free of charge, at the office of the Company in Amsterdam (AVG Technologies N.V., Gatwickstraat 9, 1043 GL Amsterdam) and are also published on the Company's website at http://investors.avg.com.

ATTENDANCE OF THE EXTRAORDINARY GENERAL MEETING

Only holders of shares in the share capital of the Company as of the close of business on 2 July 2013 (the Record Date) or those who hold a valid proxy for the EGM are entitled to take part and vote at the EGM. Each share outstanding on the Record Date is entitled to one vote on each voting item.

For shareholders whose ownership is directly recorded in the Company's shareholders register (the Registered Shareholders) and for shareholders holding their shares in an account at a bank, a financial institution, an account holder or other financial intermediary (such shareholders, the Beneficial Owners), the conditions for attendance at the EGM are as follows:

•	Registered Shareholders must notify the Company by submitting their name and number of registered shares through the Company's e-mail address ir@avg.com no later than on 25 July 2013; and

•	Beneficial Owners must have their financial intermediary or their agent with whom the shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the EGM. These Beneficial Owners must (i) notify the Company of their intention to attend by submitting their name and number of shares beneficially owned through the Company's e-mail address ir@avg. com no later than on 25 July 2013 and (ii) bring the proxy received from their financial intermediary to the EGM.

Persons entitled to take part in the meeting may be asked for identification prior to being admitted and are therefore asked to carry a valid identity document (such as a passport or driving licence).

PARTICIPATION IN THE EXTRAORDINARY GENERAL MEETING BY PROXY

Registered Shareholders who are not in a position to attend the meeting in person, may, without prejudice to the above registration and attendance notification provisions, grant a written proxy to the following independent third party: Joyce J.C.A. Leemrijse, civil law notary in Amsterdam, the Netherlands, and/or her replacement and/or each (junior) civil law notary of Allen & Overy. The proxy can be granted with or without voting instructions. In case a proxy is granted to said independent party without voting instructions it shall be deemed to include a voting instruction in favour of all proposals made by the Management Board and/or the Supervisory Board of the Company, and against any other proposal. Proxy forms to be used to grant a written proxy are available free of charge at the offices of AVG Technologies N.V. (Gatwickstraat 9, 1043 GLAmsterdam, the Netherlands) and at http://investors.avg.com. To be counted, a duly completed and executed proxy must have been received by Joyce J.C.A. Leemrijse, civil law notary in Amsterdam, the Netherlands, at the offices of Allen & Overy LLP (Apollolaan 15, 1077 AB Amsterdam) or, if sent in pdf-form electronically at her e-mail address: joyce.leemrijse@allenovery.com, no later than on 25 July 2013, at 24:00 hours CET.

Beneficial Owners who wish to exercise their meeting rights by proxy should follow the instructions and use the voting instrument provided by the bank, financial institution, account holder or other financial intermediary that holds the shares on such Beneficial Owner's behalf.

FURTHER INFORMATION

For further information, please contact: AVG Technologies N.V., Investor Relations, Gatwickstraat 9, 1043 GL Amsterdam, the Netherlands. Email: ir@avg.com.

Amsterdam, the Netherlands, 21 June 2013.

AVG Technologies N.V.

The Supervisory Board